Exhibit 99.1

NIO Inc. Announces Proposed Offering of 60,000,000 American Depositary Shares

SHANGHAI, China, December 10, 2020—NIO Inc. (NYSE: NIO) (“NIO” or the “Company”), a pioneer in China’s premium smart electric vehicle market, today announced the commencement of the offering of 60,000,000 American depositary shares (the “ADSs”), each representing one Class A ordinary share of the Company (the “ADS Offering”). The Company intends to grant the underwriters in the ADS Offering a 30-day option to purchase up to an additional 9,000,000 ADSs.

Morgan Stanley & Co. LLC and China International Capital Corporation Hong Kong Securities Limited are acting as representatives for the underwriters for the ADS Offering.

The ADSs will be offered under the Company’s shelf registration statement on Form F-3 which was filed with the Securities and Exchange Commission (the “SEC”) and automatically became effective on June 9, 2020. A preliminary prospectus supplement related to the proposed ADS Offering has been filed with the SEC. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus may be obtained from (1) Morgan Stanley & Co. LLC, Prospectus Department, 2nd Floor, 180 Varick Street, New York, NY 10014, United States of America, Attention: Prospectus Department; and (2) China International Capital Corporation Hong Kong Securities Limited, 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

The Company plans to use the net proceeds from the ADS Offering mainly for (i) research and development of new products and next generations of autonomous driving technologies, (ii) sales and service network expansion and market penetration and (iii) general corporate purposes.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the ADSs, and there can be no assurance that the offering will be completed.

About NIO Inc.

NIO Inc. is a pioneer in China’s premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, jointly manufactures, and sells smart premium electric vehicles, driving innovations in next-generation technologies in connectivity, autonomous driving, and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive and convenient power solutions, innovative Battery as a Service (BaaS) program, and other user-centric services. NIO began deliveries of the ES8, a 7-seater flagship premium electric SUV, in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater premium electric coupe SUV, in December 2019 and began deliveries of the EC6 in September 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS model; NIO's ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8,ES6 and EC6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com